UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On November 8, 2004, Husky Energy Inc. announced its quarterly dividend for the three month period ended September 30, 2004 along with a special dividend payable on January 1, 2005. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HUSKY ENERGY INC.


                                               By: /s/ Neil D. McGee
                                                   -----------------------
                                                   Neil D. McGee
                                                   Vice President, &
                                                   Chief Financial Officer


Date:   November 8, 2004

                                                                       EXHIBIT A
                                                                       ---------

N E W S   R E L E A S E
--------------------------------------------------------------------------------
                                                                  [LOGO OMITTED]

                                 Expanding the Horizon

                                                HUSKY ENERGY INC.

--------------------------------------------------------------------------------
                                                                November 8, 2004


For immediate release

                HUSKY ENERGY ANNOUNCES THIRD QUARTER DIVIDEND OF
           $0.12 PER SHARE AND A SPECIAL DIVIDEND OF $0.54 PER SHARE

CALGARY, ALBERTA - Husky Energy Inc. is pleased to announce that its Board of Directors has declared a dividend for the third quarter 2004 of $0.12 per share on its common shares, payable on January 1, 2005 to shareholders of record at the close of business on Friday, November 26, 2004.

The Board of Directors has also declared a special dividend so that shareholders can benefit from high commodity prices and Husky Energy's strong balance sheet and financial resources. The special cash dividend will be $0.54 per share on Husky Energy's common shares, payable on January 1, 2005 to shareholders of record at the close of business on Friday, November 26, 2004.

The third quarter dividend, the special dividend and dividends previously declared in February, April and July of 2004 will result in Husky Energy having declared dividends totaling $1.00 per share in the year.

Husky Energy Inc. is a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.


                                      -30-

For further information, please contact:

Donald Campbell                               Colin Luciuk
Manager, Investor Relations                   Manager, Investor Relations
& Corporate Communications                    Husky Energy Inc.
Husky Energy Inc.                             (403) 750-4938
(403) 298-6153





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707 8th Ave. S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7  (403) 298-6111